Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc.

Table of contents

Basis of Presentation	1
Forward-Looking Statements	1
Non-IFRS Measures	2
Business Overview	3
Business Combination and Private Placement	3
Overview	3
Purchase Price Allocation	5
Factors Influencing Alithya’s Results of Operations	6
Revenues	6
Operating Expenses	8
Employees	8
Acquisitions	8
Results of Operations	9
Revenues	9
Gross Margin	10
Segment Reporting	10
Operating Expenses	11
Selling, General and Administrative Expenses	11
Share-Based Compensation	12
Business Acquisition and Integration Costs	12
Depreciation of Property and Equipment	13
Amortization of Intangibles	13
Foreign Exchange	13
Other Income and Expenses	14
Financial Expenses	14
Income Taxes	14
Net Loss and Loss per Share	14
Adjusted EBITDA	15
Liquidity and Capital Resources	16
Consolidated Statements of Cash Flows	16
Cash Flows from (Used) in Operating Activities	16
Cash Flows from (Used) in Investing Activities	17
Cash Flows from (Used) Financing Activities	17
Capital Resources	18
Line of Credit and Long-Term Debt	18

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Contractual Obligations	20
Off-Balance Sheet Arrangements	20
Share Capital and Dividends	20
Authorized	20
Issued	21
Share Purchase Plan	23
Stock Option Plan	23
Deferred Share Units	25
Share-Based Compensation	25
Critical Accounting Estimates	26
Revenue Recognition, Unbilled Revenue and Deferred Revenue	26
Business Combinations	28
Government Assistance – Tax credits	28
Intangibles	29
Goodwill	29
Impairment of Intangible Assets and Goodwill	29
Provisions and Contingent Liabilities	30
Income Taxes	31
Translation of Foreign Currencies	32
Financial Instruments	32
New Standards and Interpretations Adopted	33
IFRS 15 – Revenue from Contracts with Customers	33
IFRS 9 – Financial Instruments	33
Future Changes in Accounting Policies	34
IFRS 16 – Leases	34
Risks and Uncertainties	35
Risks Related to the Market	35
Risks Related to Our Industry	35
Risks Related to Our Business	38
Risks Related to Alithya Subordinate Voting Shares	46

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Basis of Presentation

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2018. References to “Alithya”, the “Company”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements and related notes for the three month and nine month periods ended December 31, 2018 and 2017 (the “Q3 Financial Statements”), as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2018. These documents and additional information regarding the business of the Company are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars, unless otherwise indicated, in conformity with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Q3 Financial Statements. Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US $” are to U.S. dollars.

This MD&A contains both IFRS and non-IFRS financial measures. See the section entitled “Non-IFRS Measures”.

Unless otherwise stated, in preparing this MD&A the Company has considered information available to it up to February 13, 2019, the date the Company’s board of directors approved this MD&A and the Q3 Financial Statements.

Forward-Looking Statements

This MD&A contains certain forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans. These forward-looking statements relate to, among other things, the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimations and intentions, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Statements with the words “pro forma,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “look forward,” “guidance,” and the negative of these terms or other comparable or similar terminology or expressions often identify forward-looking statements, although not all forward-looking statements contain these identifying words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

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Although management believes the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are based on the opinions, assumptions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including but not limited to, the factors discussed under “Risks and Uncertainties” in this MD&A and those discussed in the Company’s materials filed with the securities regulatory authorities from time to time, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Accordingly, prospective purchasers are cautioned not to place undue reliance on such statements. All of the forward-looking statements in this MD&A are qualified by these cautionary statements. Statements containing forward-looking information contained herein are made only as of the date of this MD&A. The Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

This discussion contains forward-looking statements that involve risks and uncertainties. Alithya’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risks and Uncertainties”.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The non-IFRS measures used by Alithya are described below:

•

“Adjusted EBITDA” refers to net income before adjusting for income tax recovery, financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment, share-based compensation, business acquisition and integration costs, severance, ERP implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the items which are non-cash items as listed above. For a reconciliation of net loss to Adjusted EBITDA, see the section entitled “Adjusted EBITDA” below.

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•	“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section entitled “Adjusted EBITDA” below.

Business Overview

Alithya is a leader in strategic consulting and digital transformation, with approximately 2,000 highly skilled professionals in Canada, the U.S. and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence through the optimal use of digital technologies.

The Company’s integrated offerings position it as a leading digital technology partner, highly skilled in designing and building innovative and efficient solutions for complex business challenges. Alithya’s insights and client-centered approach deploy an ever-evolving arsenal of leading-edge solutions, services and skillsets to craft highly specialized client centric solutions.

Alithya’s services include:

•	Strategy, from strategic consulting to organizational performance and architecture

•	Microsoft solutions for Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and business analytics and Azure-based solutions.

•	Oracle solutions for Enterprise Performance Management (EPM), Enterprise Resource Planning (ERP Cloud), Enterprise Business Solutions (EBS) and business analytics.

•	Systems Integration and Custom Solutions.

Alithya’s clients, covering a wide spectrum of sectors, entrust it with their strategic projects across banking, investment and insurance, energy, manufacturing, retail and distribution, professional services, telecommunications, transportation, healthcare and government sectors.

Business Combination and Private Placement

Overview

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA Inc. (formerly Edgewater Technology Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

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On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”).

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”. The Transaction allows Alithya to continue to grow and diversify its offerings into the USA which include strategy services, Microsoft and Oracle technologies as well as custom solutions.

As consideration for the Arrangement, former shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Class A subordinate voting share of the Company (the “Subordinate Voting Shares”) and, for each multiple voting share of Old Alithya (“Old Alithya Multiple Voting Shares”) held immediately prior to the Transaction, one newly issued Class B multiple voting share of the Company (the “Multiple Voting Shares”). As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Transaction, 1.1918 Subordinate Voting Shares of the Company.

Following completion of the Transaction, former shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly-owned subsidiaries of the Company.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Transaction, a special dividend equal to US $1.15 per share, approximately $22,100,000 (US $16,840,000), in aggregate, in cash. In addition, the strike price of Edgewater options outstanding, immediately prior to the closing date of the Transaction, was reduced by the amount of US $1.15 per option.

The Transaction was approved by the respective shareholders of Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.

On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one Subordinated Voting Share of the Company, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.

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Purchase Price Allocation

The Transaction considers Old Alithya as the acquirer of Edgewater, as the Company was formed only to issue equity instruments to effect the Transaction. In addition, Old Alithya shareholders held the majority of the voting shares of the Company once the Transaction completed. The Transaction constituted a business combination as Edgewater meets the definition of a business. Since Old Alithya was considered the acquirer, the MD&A is presented as a continuation of Old Alithya. As such, the comparative figures presented herein are those of Old Alithya. The assets acquired and the liabilities assumed were recorded at their fair value at the time of the closing of the Transaction, being November 1, 2018.

The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of an independent valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Transaction, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Transaction, then the fair value will be revised.

For the three and nine months ended December 31, 2018, the Company incurred acquisition related costs of approximately $1,881,872 and $3,929,908 respectively. These costs have been recorded in acquisition and integration costs. Costs related to the share issuance under the private placement, for the three and nine months ended December 31, 2018 of $2,764,885, have been recorded in equity as share issue costs.

The fair value of the assets acquired and the liabilities assumed is detailed as follows:

(in $ thousands)	As at November 1, 2018
Cash	$24,869
Accounts Receivable and Other Receivables	28,500
Income Taxes Receivable	1,770
Unbilled Revenue	1,741
Prepaids	1,076

Current Assets	57,956

Property and Equipment	510
Intangibles	39,410
Goodwill	49,491

Total Assets Acquired	147,367

Line of Credit	15,749
Accounts Payable and Accrued Liabilities	22,032
Dividend Payable	22,108
Deferred Revenue	3,751

Current Liabilities	63,640

Deferred Lease Inducements	64
Deferred Tax Liabilities	4,727

Total Liabilities Assumed	68,431

Net Assets Acquired	$78,936

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, work force and expected synergies from integrating Edgewater into the Company’s existing business.

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The following table summarizes the acquisition date fair value of each major class of consideration transferred:

(in $ thousands)	As at November 1, 2018
Issuance of 17,458,348 Shares	$78,364
Stock Based Payments	572

Total Consideration Transferred	$78,936

The subscription receipt issue price, under the private placement, of $4.50 per subscription receipt, having been determined with third-party investors, can be a reasonable reference for the fair value of the shares issued.

Following the closing of the Transaction, the issued and outstanding options of Edgewater were exchanged into options of the Company and are deemed to be issued as part of the consideration of the Transaction. Their fair value has been estimated at $572,000 using the Black-Scholes option pricing model with the following assumptions:

Weighted Average Assumptions
Share Price	$4.94
Exercise Price	$3.52 - $7.61
Risk-free Interest Rate	1.72% - 2.37%
Expected Volatility[1]	30%
Dividend Yield	—
Expected Option Life (Years)	0.04 - 3.19

[1]	Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

The Edgewater business contributed revenues of approximately $18.0 million, gross margin of $7.4 million and a loss of $2.3 million to the Company for the period from November 1, 2018 to December 31, 2018.

Factors Influencing Alithya’s Results of Operations

Revenues

Changes in the mix of Alithya’s arrangements with its customers may have an impact upon its periodic operating performance, including gross margin. Alithya generates revenue principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya’s revenue-generating customer contracts generally fall into one of four categories:

•	Revenue generated from Alithya’s time and materials arrangements is recognized as the services are rendered. The majority of Alithya’s revenues fall into this category.

•

Revenue generated from Alithya’s fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. Alithya primarily uses labour costs or labour hours to measure the progress towards completion.

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•

Revenue generated from Alithya’s retainer based arrangements in which the client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customers simultaneously receiving and consuming the benefit of the services provided.

•

Revenue generated from Alithya’s resale of certain third-party, off-the-shelf software and maintenance. The majority of the software sold by Alithya is delivered electronically. As such, Alithya recognizes revenue on transfer of control, which is considered to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Alithya-created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

For fixed-fee arrangements, Alithya may also recognize losses due to additional contract costs which were not foreseen at the inception of the contract. Management regularly reviews arrangement profitability and underlying estimates. Alithya did not recognize any material losses on fixed-price contracts for the nine months ended December 31, 2018 and 2017.

Alithya sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. Alithya determines standalone selling price for each of the performance obligations in connection with its evaluation of arrangements with multiple performance obligations. Alithya establishes standalone selling prices for consulting services based on a stated and consistent rate per hour range in standalone transactions. Alithya establishes standalone selling prices for software through consistent stated rates for software components. Finally, Alithya establishes standalone selling prices for maintenance based on observable prices for standalone renewals.

Based on clients’ requirements, Alithya’s recruiting team uses its advanced staffing tools to select professionals, including outside subcontractors, with the requisite experience and skills that can quickly and effectively meet clients’ needs. Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates and invoices the client for time and materials at a low markup. As the overall business volume increases, management intends to gradually phase-out this relatively low margin business.

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Operating Expenses

The relationship between project personnel expenses and revenue is driven largely by the chargeability of Alithya’s consultant base, the rates charged to Alithya’s customers and the proportion of non-billable costs associated to business development. Alithya regularly reviews its fees for services, professional compensation and overhead costs to ensure that its services and compensation are competitive within the industry and that overhead costs are balanced with revenue levels.

Alithya manages the activities of its professionals by closely monitoring engagement schedules and staffing requirements. However, rapid fluctuations in the demand for Alithya’s professional services could have a short-term impact on the utilization of its professionals. For example, because most of Alithya’s customer engagements are terminable by the customers without penalty, an unanticipated termination of a project could require Alithya to support underutilized employees until they are replaced on another mandate. While professional staff levels are constantly adjusted to reflect active engagements, Alithya must also maintain a sufficient number of consulting professionals to oversee existing customer engagements and to participate in sales activities to secure new customer assignments.

Employees

Alithya’s success depends in large part on its ability to select, attract, retain and develop highly-trained and experienced employees and subcontractors who can meet clients’ needs. The markets that Alithya serves are highly competitive and competition for skilled professionals in the technology consulting industry is intense. If Alithya fails to attract or retain professionals with the requisite experience and skills to serve its clients, it may be unable to complete existing projects or bid for new projects, which could adversely affect its revenues. The additional resources required to attract, retain and develop employees or contractors may also adversely affect Alithya’s operating margins.

Acquisitions

Alithya incurred acquisition and integration costs related to the Transaction. Acquisition costs include investment banking fees, legal fees, accounting and other professional fees directly associated with completion of the acquisitions. Integration costs include severance and other expenses aimed at realizing synergies between the merged companies. If Alithya is not successful in integrating the acquired companies in a timely and cost-effective manner, its operating results may be adversely affected.

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Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands, except for per share data)	2018	2017	2018	2017
Revenues	$58,168	$40,406	$136,835	$118,829
Cost of Revenues	41,622	30,839	103,150	93,365

Gross Margin	16,546	9,567	33,685	25,464

	28.4%	23.7%	24.6%	21.4%
Operating Expenses
Selling, General and Administrative Expenses	16,546	8,017	33,123	22,201
Business Acquisition and Integration Costs	3,178	—	5,226	779
Depreciation of Property and Equipment	238	217	656	651
Amortization of Intangibles	2,445	1,418	5,429	4,254
Foreign Exchange	57	(1)	3	52

Total Operating Expenses	22,464	9,651	43,437	27,937

Operating Loss	(5,918)	(84)	(10,752)	(2,473)
Financial Expenses	542	514	1,619	1,519

Loss before Income Taxes	(6,460)	(598)	(12,371)	(3,992)

Income Tax Expense (Recovery)	(1,034)	(25)	(2,626)	(167)

Net Loss	$(5,426)	$(573)	$(9,745)	$(3,825)

Basic and Diluted Loss per Share	$(0.12)	$(0.02)	$(0.30)	$(0.15)

Revenues

Revenues amounted to $58.2 million for the three months ended December 31, 2018, a $17.8 million increase, or 44.0%, from $40.4 million for the three months ended December 31, 2017. Alithya USA accounted for $18.0 million of the increased revenues, offset by a $0.2 million decrease in payrolling revenues. Revenues from most areas of the business demonstrated solid growth as a result of new clients and projects, which were offset by slowdowns or delayed starts in certain projects.

Revenues totaled $136.8 million for the nine months ended December 31, 2018, an $18.0 million increase, or 15.2%, compared to $118.8 million for the nine months ended December 31, 2017. The increased revenues were attributed to Alithya USA. Payrolling revenues decreased by $0.3 million, but were offset by a similar increase in higher margin revenues from billable employees and subcontractors. Revenues in most areas of the business demonstrated solid growth, which were offset by slowdowns and delayed starts in certain projects as mentioned above.

The Company’s objective is to reduce payrolling revenues, as margins from such activities are lower than those generated from billable permanent employees and subcontractors. The progressive change in revenue mix from the reduction of payrolling and the increased hiring of permanent consultants should result in higher gross margins.

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	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2018	2017	2018	2017
Gross Revenues	$66,578	$53,761	$160,312	$157,724
Payrolling Revenue	(8,730)	(13,916)	(24,520)	(40,265)

Revenue excluding Payrolling	57,848	39,845	135,792	117,459
Payrolling Net Revenue	320	561	1,043	1,370

Total Consulting Fee Revenue	$58,168	$40,406	$136,835	$118,829

Gross Margin

Gross margin increased by $6.9 million, or 73.0%, to $16.5 million for the three months ended December 31, 2018 from $9.6 million for the three months ended December 31, 2017. Gross margin as a percentage of revenues increased to 28.4% for the three months ended December 31, 2018, from 23.7% for the three months ended December 31, 2017.

Alithya USA accounted for $7.4 million of the increased gross margin, which represents a gross margin of 40.9%, offset by a $0.3 million decrease in gross margin due to slowdowns and delayed starts in certain projects and a $0.2 million decrease in net payrolling revenues. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Gross margin increased by $8.2 million, or 32.3% to $33.7 million for the nine months ended December 31, 2018 from $25.5 million for the nine months ended December 31, 2017. Gross margin as a percentage of revenues increased to 24.6% for the nine months ended December 31, 2018, from 21.4% for the nine months ended December 31, 2017.

Alithya USA accounted for $7.4 million of the increased gross margin. There was a net increase in gross margin of $1.1 million in other areas of the business despite some slowdowns in certain projects, offset by a $0.3 million decrease in net payrolling revenues. The increase in gross margin as a percentage of revenues reflects management’s long-term strategy to transition the business towards higher value added revenue streams.

Cost of revenues, included in the gross margin determination, consist of labour costs for billable permanent employees, net of tax credits, subcontractor costs, payroll taxes, software and license costs, employee benefits and travel expenses dedicated to customer engagements.

Segment Reporting

An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.

Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, USA and Europe).

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The following table presents total revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
(in $ thousands)	2018		2017		2018		2017
Canada	$37,731	64.9%	$37,557	92.9%	$110,544	80.8%	$111,278	93.6%
USA	16,415	28.2%	—	—	16,415	12.0%	—	—
Europe	4,022	6.9%	2,849	7.1%	9,876	7.2%	7,551	6.4%

Total Revenues	$58,168	100.0%	$40,406	100.0%	$136,835	100.0%	$118,829	100.0%

For the three and nine month periods ended December 31, 2018, the Transaction has contributed to geographic diversification with the USA representing 28.2% and 12.0% of total revenues, respectively.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.

Selling, general and administrative expenses totaled $16.6 million for the three months ended December 31, 2018, an increase of $8.6 million, or 106.5%, from $8.0 million for the three months ended December 31, 2017. Alithya USA accounted for $7.2 million of the increased expenses. The increase was also mainly attributed to $0.8 million in employee compensation costs as Alithya increased its corporate headcount in order to adequately manage the additional duties related to being a public company, $0.5 million in professional fees, as well as $0.2 million in information technology and communications costs as Alithya continues to enhance its systems and integrate acquisitions. This was offset by a $0.4 million decrease in share-based compensation.

Selling, general and administrative expenses totaled $33.1 million for the nine months ended December 31, 2018, an increase of $10.9 million, or 49.2%, from $22.2 million for the nine months ended December 31, 2017. Alithya USA accounted for $7.2 million of the increased expenses. The increase was also mainly attributed to $2.3 million in increased employee compensation costs as mentioned above, $1.3 million in professional fees, $0.6 million in information technology and communications costs, $0.3 million in employee training and other activities and $0.2 million in occupancy costs related to the opening of a new office in Ontario in order to better serve clients, offset by a $1.1 million decrease in share-based compensation.

Subsequent to the Transaction, Alithya became listed on the TSX and the NASDAQ. In preparation for the listing, Alithya incurred costs related to increased headcount, professional fees related to financial reporting, recruiting fees in order to increase the size and expertise of the team to the levels required in a public company and listing fees.

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Share-Based Compensation

Share-based compensation is included in selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2018	2017	2018	2017
Stock Option Plan	$114	$74	$236	$215
Share Purchase Plan — Employer Contribution	134	121	421	287
Share-Based Compensation on Shares Vested during the Period, Issued on Business Acquisitions	269	596	807	2,105
Deferred Share Units	117	—	118	—
Accrued Management Bonuses and Other Compensation	—	150	—	529

	$634	$941	$1,582	$3,136

Share-based compensation amounted to $0.6 million for the three months ended December 31, 2018, representing a decrease of $0.3 million, or 32.6%, from $0.9 million for the three months ended December 31, 2017. The decrease in share-based compensation was driven primarily by the decreased vesting of shares granted as share-based compensation to employees of previous business acquisitions and the absence of share-based management bonuses and other compensation. This was partially offset by increased expenses related to stock options and deferred share units.

Share-based compensation amounted to $1.6 million for the nine months ended December 31, 2018, representing a decrease of $1.5 million, or 49.6%, from $3.1 million for the nine months ended December 31, 2017. The decrease in share-based compensation was driven primarily by the decreased vesting of shares granted as share-based compensation to employees of previous business acquisitions and the absence of share-based management bonuses and other compensation. This was partially offset by increased expenses related to stock options and deferred share units and increased enrollment in the employee share purchase plan.

Business Acquisition and Integration Costs

Business acquisition and integration costs amounted to $3.2 million for the three months ended December 31, 2018, compared to nil for the three months ended December 31, 2017. The acquisition costs, which amounted to $1.9 million, were in relation to the Transaction and consisted mainly of legal fees, accounting fees and other professional fees. Costs related to the integration of Alithya USA amounted to $1.3 million and consisted mainly of professional fees and severance costs.

Business acquisition and integration costs amounted to $5.2 million for the nine months ended December 31, 2018, representing an increase of $4.4 million, from $0.8 million for the nine months ended December 31, 2017. The acquisition costs, which amounted to $3.9 million, were in relation to the Transaction and consisted mainly of legal fees, accounting fees and other professional fees. Costs related to the integration of Alithya USA amounted to $1.3 million and consisted mainly of professional fees and severance costs.

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Depreciation of Property and Equipment

Depreciation of property and equipment totaled $0.2 million and $0.7 million for the three and nine months ended December 31, 2018 and 2017, respectively. These costs consisted primarily of depreciation on Alithya’s furniture, fixtures and equipment, computer equipment, and leasehold improvements.

Amortization of Intangibles

Amortization of intangibles increased by $1.0 million, or 72.4%, to $2.4 million for the three months ended December 31, 2018 from $1.4 million for the three months ended December 31, 2017. The costs consisted primarily of amortization of customer relationships recognized on past acquisitions and software. Similarly, amortization of intangibles increased by $1.1 million, or 27.6%, to $5.4 million for the nine months ended December 31, 2018 from $4.3 million for the nine months ended December 31, 2017.

Alithya amortizes customer relationships over a period of three to ten years and recorded $2.3 million of customer relationship amortization expense for the three months ended December 31, 2018, an increase of $0.7 million, or 46.3%, from $1.6 million for the three months ended December 31, 2017. Alithya recorded $5.1 million of customer relationship amortization expense for the nine months ended December 31, 2018, an increase of $0.3 million, or 6.8%, from $4.8 million for the nine months ended December 31, 2017. In both cases, the increase was related to the amortization expense on Alithya USA’s customer relationships acquired in the Transaction.

Alithya amortizes software over a period of three years. Software amortization expense was immaterial for the three and nine month periods ended December 31, 2018 and 2017.

Foreign Exchange

Foreign exchange amounted to $0.1 million for the three and nine month periods ended December 31, 2018, compared to virtually nil for the three and nine month periods ended December 31, 2017. The increase was related to unrealized and realized losses on transactions denominated in foreign currencies.

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Other Income and Expenses

Financial Expenses

Financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2018	2017	2018	2017
Interest on Long-Term Debt	$80	$280	$563	$835
Interest and Financing Charges	301	171	749	491
Amortization of Finance Costs	103	5	133	19
Interest Accretion on Balances of Purchase Payable	58	58	174	174

	$542	$514	$1,619	$1,519

Financial expenses amounted to $0.5 million for the three months ended December 31, 2018 and 2017.

Financial expenses amounted to $1.6 million for the nine months ended December 31, 2018, representing an increase of $0.1 million, or 6.6%, from $1.5 million for the nine months ended December 31, 2017. The increase in financial expenses was driven primarily by interest on Alithya’s line of credit, which was drawn in higher amounts in the nine months ended December 31, 2018, and increased amortization of finance costs, partially offset by less interest on long-term debt as it was mostly repaid using the proceeds from the private placement on November 1, 2018.

Income Taxes

Income tax recovery was $1.03 million for the three months ended December 31, 2018, representing an increase of $1.00 million, from $0.03 million for the three months ended December 31, 2017. The increase is due primarily to an increase in tax losses in Alithya’s loss position entities.

Income tax recovery was $2.6 million for the nine months ended December 31, 2018, representing an increase of $2.4 million, from $0.2 million for the nine months ended December 31, 2017. The increase is due to an increase in tax losses in Alithya’s entities that are in a loss position and differences between accounting and tax depreciation, offset by current income tax expense from entities in taxable positions. Total income tax recovery consisted of $0.7 million in current tax expense and $3.3 million in deferred tax recovery for the nine months ended December 31, 2018, compared to $0.04 million in current tax expense and $0.2 million in deferred tax recovery for the nine months ended December 31, 2017.

Net Loss and Loss per Share

Alithya’s net loss for the three months ended December 31, 2018 was $5.4 million, an increase of $4.8 million, from $0.6 million for the three months ended December 31, 2017. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.12 for the three months ended December 31, 2018, compared to $0.02 for the three months ended December 31, 2018. Increased business acquisition and integration costs, amortization of intangibles and severance were offset by decreased share-based compensation, planned ERP implementation costs and increased income tax recovery in the three months ended December 31, 2018, compared to the three months ended December 31, 2017.

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Alithya’s net loss for the nine months ended December 31, 2018 was $9.7 million, an increase of $5.9 million, from $3.8 million for the nine months ended December 31, 2017. On a per share basis, this translated into a basic and diluted net loss per basic share of $0.30 for the nine months ended December 31, 2018, compared to $0.15 for the nine months ended December 31, 2017. Increased business acquisition and integration costs and amortization of intangibles were offset by decreased share-based compensation and increased income tax recovery in the nine months ended December 31, 2018, compared to the nine months ended December 31, 2017.

Adjusted EBITDA

The following table reconciles net loss to Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2018	2017	2018	2017
Revenues	$58,168	$40,406	$136,835	$118,829

Net Loss	$(5,426)	$(573)	$(9,745)	$(3,825)
Financial Expenses	542	514	1,619	1,519
Income Tax Expense (Recovery)	(1,034)	(25)	(2,626)	(167)
Depreciation of Property and Equipment	238	217	656	651
Amortization of Intangibles	2,445	1,418	5,429	4,254
Foreign Exchange	57	(1)	3	52

EBITDA[1]	(3,178)	1,550	(4,664)	2,484

Adjusted for:
Share-Based Compensation	$634	$941	$1,582	$3,136
Business Acquisition and Integration Costs	3,178	—	5,226	779
Redundant Office Space, Net of Sublease Revenue	—	—	—	79
Non-Recurring Consulting Fee	—	18	—	54
Severance	351	238	599	589
ERP Implementation	340	444	1,239	1,157

Adjusted EBITDA[1]	$1,325	$3,191	$3,982	$8,278

Adjusted EBITDA Margin[1]	2.3%	7.9%	2.9%	7.0%

[1]	Non-IFRS measure. See “Non-IFRS Measures” above.

Adjusted EBITDA amounted to $1.3 million for the three months ended December 31, 2018, representing a decrease of $1.9 million, or 58.6%, from $3.2 million for the three months ended December 31, 2017. The positive contribution from Alithya USA was partially offset by a combination of non-recurring and recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 2.3% for the three months ended December 31, 2018, compared to 7.9% for the three months ended December 31, 2017. See “Non-IFRS Measures” above for a description of Adjusted EBITDA and Adjusted EBITDA Margin.

Adjusted EBITDA amounted to $4.0 million for the nine months ended December 31, 2018, representing a decrease of $4.3 million, or 51.9%, from $8.3 million for the nine months ended December 31, 2017. The positive contribution from Alithya USA was partially offset by a combination of non-recurring and recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 2.9% for the nine months ended December 31, 2018, compared to 7.0% for the nine months ended December 31, 2017.

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Liquidity and Capital Resources

Consolidated Statements of Cash Flows

Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under existing credit facilities, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows.

The following table summarizes Alithya’s cash flow activities for the three and nine month periods ended December 31, 2018 and 2017:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2018	2017	2018	2017
Net Cash from (used in) Operating Activities	$(9,720)	$4,783	$(12,658)	$(57)
Net Cash from (used in) Investing Activities	24,051	(832)	23,582	(17,059)
Net Cash from (used in) Financing Activities	(3,619)	2,681	(11,673)	19,463
Effect of Exchange Rate Changes	1,986	—	1,731	—

Net Change in Cash	12,698	6,632	982	2,347
Cash at the Beginning of the Period	2,749	4,284	14,465	8,569

Cash at the End of the Period	$15,447	$10,916	$15,447	$10,916

Cash Flows from (Used) in Operating Activities

For the three months ended December 31, 2018, net cash used in operating activities was $9.7 million, representing a decrease of $14.5 million, from $4.8 million of cash generated for the three months ended December 31, 2017. The cash flows for the three months ended December 31, 2018 resulted primarily from the net loss of $5.4 million, plus $2.2 million of non-cash adjustments to the net loss including depreciation and amortization, deferred income taxes and share-based compensation, and $6.5 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2017 resulted primarily from the net loss of $0.6 million, plus $2.6 million of non-cash adjustments to the net loss and $2.8 million in favorable changes in non-cash working capital items.

Unfavorable changes in non-cash working capital items of $6.5 million during the three months ended December 31, 2018 consisted of a $6.3 million decrease in accounts payable and accrued liabilities, a $1.7 million increase in unbilled revenue, a $0.9 million increase in tax credits receivable, and a $0.9 million increase in prepaids, partially offset by a $2.0 million decrease in accounts receivable and other receivables, a $0.7 million increase in deferred revenue and a $0.6 million decrease in income taxes receivable. For the three months ended December 31, 2017, cash generated from changes in non-cash working capital items of $2.8 million consisted primarily of an $8.4 million decrease in accounts receivable due to increased collection efforts, partially offset by a $4.8 million decrease in accounts payable and accrued liabilities and a $0.9 million increase in tax credits receivable.

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For the nine months ended December 31, 2018, net cash used in operating activities was $12.7 million, representing an increase of $12.6 million, from $0.1 million for the nine months ended December 31, 2017. The cash flows for the nine months ended December 31, 2018 resulted primarily from the net loss of $9.7 million, plus $4.6 million of non-cash adjustments to the net loss including depreciation and amortization, deferred income taxes and share-based compensation, and $7.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2017 resulted primarily from the net loss of $3.8 million, plus $8.4 million of non-cash adjustments to the net loss and $4.7 million in unfavorable changes in non-cash working capital items.

Unfavorable changes in non-cash working capital items of $7.6 million during the nine months ended December 31, 2018 consisted of a $10.3 million decrease in accounts payable and accrued liabilities, a $0.9 million increase in prepaids, and a $0.8 million decrease in provisions, partially offset by a $1.5 million decrease in accounts receivable and other receivables, a $1.4 million decrease in unbilled revenue, a $0.9 million decrease in income taxes receivable and a $0.5 million decrease in tax credits receivable. For the nine months ended December 31, 2017, unfavorable changes in non-cash working capital items of $4.7 million consisted primarily of a $2.7 million increase in accounts receivable, a $2.5 million increase in tax credits receivable, and a $1.2 million increase in unbilled revenue, partially offset by a $1.1 million increase in accounts payable and accrued liabilities and a $0.9 million increase in deferred revenue.

Cash Flows from (Used) in Investing Activities

For the three months ended December 31, 2018, net cash from in investing activities was $24.1 million, representing an increase of $24.9 million, from $0.8 million of cash used for the three months ended December 31, 2017. The cash flows for the three months ended December 31, 2018 resulted primarily from $24.9 million of net cash acquired as part of the Transaction, partially offset by $0.8 million in purchases of property and equipment and intangibles as part of the ordinary course of business.

For the nine months ended December 31, 2018, net cash from investing activities was $23.6 million, representing an increase of $40.7 million, from $17.1 million of cash used for the nine months ended December 31, 2017. The cash flows for the nine months ended December 31, 2018 resulted primarily from $24.9 million of net cash acquired as part of the Transaction, partially offset by $1.3 million the purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the nine months ended December 31, 2017 resulted primarily from $13.4 million in payments related to a previous acquisition (net of cash acquired in the amount of $2.3 million), $2.1 million in changes in restricted cash, and $1.6 million in purchases of property and equipment and intangibles as part of the ordinary course of business.

Cash Flows from (Used) Financing Activities

For the three months ended December 31, 2018, net cash used in financing activities was $3.6 million, representing a decrease of $6.3 million, from $2.7 million of cash generated for the three months ended December 31, 2017. The cash flows for the three months ended December 31, 2018 resulted primarily from $50.0 million in proceeds, net of share issue costs, from the issuance of shares from the private placement completed in connection with the Transaction, more than offset by $24.0 million in dividend payments,

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consisting of $22.1 million paid to Edgewater shareholders and $1.9 million in accumulated dividends paid to Old Alithya shareholders prior to the closing of the Transaction, $14.9 million in long-term debt net repayments, $14.4 million in line of credit repayments, and $0.4 million in share redemptions. In comparison, the cash flows for the three months ended December 31, 2017 resulted mainly from $3.0 million in net drawings under a line of credit in order to finance day-to-day operations, partially offset by $0.3 million in share redemptions.

For the nine months ended December 31, 2018, net cash used in financing activities was $11.7 million, representing a decrease of $31.2 million, or 160.0%, from $19.5 million of cash generated for the nine months ended December 31, 2017. The cash flows for the nine months ended December 31, 2018 resulted primarily from $50.0 million in proceeds, net of share issue costs, from the issuance of shares from the private placement completed in connection with the Transaction, more than offset by $24.0 million in dividend payments, consisting of $22.1 million paid to Edgewater shareholders and $1.9 million in accumulated dividends paid to Old Alithya shareholders prior to the closing of the Transaction, $15.2 million in long-term debt net repayments, $22.2 million in line of credit repayments, and $0.4 million in share redemptions. In comparison, the cash flows for the nine months ended December 31, 2017 resulted mainly from $19.8 million in net drawings under a line of credit in order to finance day-to-day operations and make payments related to a previous acquisition, partially offset by $0.4 million in share redemptions.

Capital Resources

Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders, creditors and other stakeholders confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk and preserves the ability to meet Alithya’s financial obligations, to ensure sufficient liquidity to pursue Alithya’s organic growth strategy and undertake selective acquisitions, and to provide a rewarding return on investment to shareholders.

In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, bank borrowings.

Line of Credit and Long-Term Debt

Alithya has an authorized line of credit in the amount of $25 million, which may be drawn in Canadian dollars and/or US dollars, bearing interest at bank’s prime rate plus 1.35%. The line of credit is secured by a $40 million first ranking hypothec on all of Old Alithya’s assets and a general security agreement covering receivables and is subject to customary covenants. The bank may revoke the line of credit at any time in whole or in part. The total authorized amount is calculated as drawings under the line of credit less cash balances in the bank accounts. There has been no change in the terms of the authorized line of credit since March 31, 2018.

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On November 1, 2018, using the proceeds from the private placement, Alithya repaid its line of credit and long-term debt in the amounts of approximately $15.7 million and $15.6 million, respectively. Additionally, as part of the Transaction, Alithya assumed an Edgewater bank debt in the amount of US $12.0 million. The debt was financed through Alithya’s existing line of credit.

At December 31, 2018, cash amounted to $15.4 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, and $18.4 million ($13.5 million USD) was drawn under the line of credit. As described above, the amount drawn under the line of credit was offset by $11.8 million of cash balance in Alithya’s various bank accounts (included in the $15.4 million of cash on the consolidated statement of financial position) when calculating the $25 million authorized amount available to be drawn under the line of credit. In comparison, at March 31, 2018, cash amounted to $14.5 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.1 million, and $24.1 million was drawn under the line of credit. As described above, the amount drawn under the line of credit was offset by $12.7 million of cash balance in Alithya’s various bank accounts (included in the $14.5 million of cash on the consolidated statement of financial position) when calculating the $25 million authorized amount available to be drawn under the line of credit.

Under the terms of the agreement, Alithya is required to maintain certain financial covenants, which are measured on a quarterly basis. As at December 31, 2018, Alithya was in compliance with its financial covenants.

On January 22, 2019, Alithya entered into a $60.0 million senior secured revolving credit facility, which replaced its previous facility. The facility can be drawn in Canadian or US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million.

The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.

As security for the facility, Alithya has provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The credit facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

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Contractual Obligations

In addition to the commitments disclosed in the most recent annual consolidated financial statements for the year ended March 31, 2018, in the three month period ended December 31, 2018, the Company entered into long-term lease agreements for the rental of its premises, which call for minimum lease payments of approximately $11.2 million, in aggregate, which includes US $2.5 million.

	As at December 31, 2018
(in $ thousands)	Total	US $
2019	$243	$178
2020	934	579
2021	1,325	324
2022	1,409	335
2023	1,409	335
Thereafter	5,890	755

	11,210	2,506

Off-Balance Sheet Arrangements

There have been no material changes with respect to off-balance sheet arrangements since March 31, 2018 outside of Alithya’s ordinary course of business.

Share Capital and Dividends

On October 30, 2018 the Company amended its articles for the creation of an unlimited number of Subordinated Voting Shares, unlimited number of Multiple Voting Shares and an unlimited number of preferred shares. In addition, the sole common share previously issued for cash consideration of $1.00 was cancelled.

Authorized

An unlimited number of shares without par value

Preferred shares, issuable in series, non-voting, each series ranking equal with other series but prior to the any class ranking junior to the preferred shares, Class A subordinated voting shares and Class B multiple voting shares with respect to the payment of dividends, return of capital and the distribution of assets on liquidation, dissolution or wind-up participating rateably with all series, convertible into or exchangeable for any other class of shares

Class A subordinate voting shares, carrying one vote per share, ranking pari passu with the Class B multiple voting shares as to the right to receive dividends and distribution of assets on liquidation, dissolution or wind-up

Class B multiple voting shares, carrying ten votes per share, ranking pari passu with the Class A subordinated voting shares as to the right to receive dividends and distribution of assets on liquidation, dissolution or wind-up, convertible at the option of the holder into one Class A subordinated voting share, convertible upon death of the holder subject to contractual rights of first refusal on a share for share basis into Class A subordinated voting shares

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Issued

Due to restrictions imposed on the Company in connection with the Transaction, it was determined that Old Alithya could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The private placement, having been completed with third party investors can be a reasonable reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, immediately prior to the Transaction, Old Alithya completed the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the private placement:

•

Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;

•

The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,382,036, respectively, owed as employee compensation, professional services rendered and employee share purchase plan;

•

The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, in aggregate, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.

In addition, Old Alithya completed the following transactions:

•	Accumulated dividends, on October 31, 2018, on the Class J shares were declared and paid, in cash, for the aggregate amount of $1,864,383.

•	Under the private placement, 11,736,055 Class A shares of Old Alithya were issued for cash consideration of $52,812,248. The Company incurred share issue costs in the amount of $2,764,885.

•	As at March 31, 2018, dividend arrears totaled $1,571,233 in connection with class J shares, $385,000 in connection with class K shares and $165,000 in connection with class L shares.

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The transaction activity related to the Class A and AA shares of Old Alithya for the period April 1, 2018 to November 1, 2018 is summarized as follows:

	Class A		Class AA
(in $ thousands)	Number of Shares	$	Number of Shares	$
Beginning Balance (Old Alithya Balance)	12,009,378	$30,948	7,100,369	$3,206
Issued in Relation to Dividend and Employee Compensation	455,378	2,051	68,615	309
Issued for Private Placement	11,736,055	50,761	—	—
Redeemed	(95,970)	(252)	—	—
Share-based Compensation on Shares Vested during the Period, Issued on Business Acquisitions	—	807	—	—

Ending Balance	24,104,841	$84,315	7,168,984	$3,515

The following shares of Old Alithya were cancelled and automatically converted on a one for one basis into Class A subordinated voting shares and Class B multiple voting shares of the Company.

	Class A		Class B
(in $ thousands)	Number of Shares	$	Number of Shares	$
A	24,104,841	$84,315	—	$—
A-CRCD	1,773,212	5,250	—	—
A-IQ	1,637,204	4,847	—	—
AA	—	—	7,168,984	3,515
J	1,742,342	5,000	—	—
K	1,182,164	3,500	—	—
L	506,642	1,500	—	—

Ending Balance before Business Acquisition	30,946,405	104,412	7,168,984	3,515

Class A Shares Issued on Business Acquisition	17,458,348	78,364	—	—

Ending Balance	48,404,753	$182,776	7,168,984	$3,515

As at December 31, 2018 and March 31, 2018, the issued share capital of the Company and Old Alithya, respectively, is as follows:

	As at December 31, 2018		As at March 31, 2018
(in $ thousands)	Number of Shares	$	Number of Shares	$
Class A	48,404,753	$182,776	—	$—
Class B	7,168,984	3,515	—	—
A	—	—	12,009,378	30,948
A-CRCD	—	—	1,773,212	5,250
A-IQ	—	—	1,637,204	4,847
AA	—	—	7,100,369	3,206
J	—	—	1,742,342	5,000
K	—	—	1,182,164	3,500
L	—	—	506,642	1,500

Ending Balance	55,573,737	$186,291	25,951,311	$54,251

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In addition, prior to the close of the Transaction, the following transactions occurred:

•

As part of a business acquisition (Alithya Digital Technology Corporation “ADT”, formerly Systemware Innovation Corporation), class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the nine-month period ended December 31, 2018 was $611,190;

•

As part of a business acquisition (Pro2p), class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the nine-month period ended December 31, 2018 was $195,313.

Share Purchase Plan

Pursuant to the Arrangement Agreement, all rights of each participant under Old Alithya’s employee share purchase plan were cancelled and exchanged for, substantially equivalent, rights under Alithya’s share purchase plan, adopted by the Company on October 31, 2018.

On November 1, 2018, all rights of each participant under Old Alithya’s employee share purchase plan were cancelled in exchange for equivalent rights under the Alithya share purchase plan.

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, ranging from 1% to 3.5% depending on the position held by the employee. The employee may make additional contributions, for total contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Company does not match contributions in the case of such additional contributions. The employee and the Company’s contributions are remitted to an independent administrative agent who purchases Subordinated Voting Shares on the open market on behalf of the employee through either the TSX or the NASDAQ. The Company’s contribution expense is recognized in share-based compensation.

Stock Option Plan

Pursuant to the Arrangement Agreement, each option to purchase an Old Alithya Common Share or an Old Alithya Multiple Voting Common Share, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as applicable to such options immediately prior to the Transaction, for new options of the Company exercisable for the Company’s Subordinate Voting Shares or Multiple Voting Shares, respectively. In addition, each option to purchase an Edgewater Common Stock under the Edgewater incentive plan, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as were applicable immediately prior to the Transaction, into an option to acquire 1.1918 the Company’s Subordinated Voting Shares under the Company’s incentive plan.

Under the Company’s Long Term Incentive Plan (the “Plan”), the Board of Directors (the “Board”) may grant, at its discretion, stock options to purchase Subordinated Voting Shares to qualified employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the option is granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or the NASDAQ on the business day immediately prior to the grant date. Stock options

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will vest, as set out in the applicable written agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the option is to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan limits, at any time and within any one-year period, the Subordinated Voting Shares issuable under the Plan to 10% of the issued and outstanding Subordinated Voting Shares and Multiple Voting Shares.

The following table presents information concerning option activity for the respective periods:

	December 31, 2018		March 31, 2018
Period ended	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Beginning Balance	1,296,660	2.66	1,040,160	2.36
Granted	660,000	4.50	314,000	3.80
Deemed Issuance of Replacement Options on Business Acquisition	910,452	5.28	—	—
Forfeited	(43,500)	3.73	(55,000)	3.12
Exercised	—	—	(2,500)	2.21

Ending Balance	2,823,612	3.92	1,296,660	2.66

Exercisable at Period End	1,605,262	3.68	788,160	2.15

On November 1, 2018, concurrent with the closing of the Transaction, Alithya issued an aggregate of 660,000 options to purchase 660,000 Subordinated Voting Shares, subject to terms set out in the grant letters at an exercise price of $4.50.

There were no options exercised during the nine months ended December 31, 2018.

The following tables summarize the number of options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	December 31, 2018		March 31, 2018
Exercise Price ($)	Number of Options	Weighted Average Remaining Exercise Period – in Years	Number of Options	Weighted Average Remaining Exercise Period – in Years
1.90	363,160	2.75	363,160	4.50
1.92	100,000	4.93	100,000	4.50
2.21	115,000	5.42	115,000	6.00
2.46	100,000	4.25	100,000	5.00
2.87	120,000	6.68	120,000	7.00
2.96	188,500	7.27	192,000	8.00
3.29	4,000	7.92	4,000	8.70
3.80	262,500	8.44	302,500	9.16
4.50	660,000	9.84	—	—

	1,913,160		1,296,660

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	As at December 31, 2018
Exercise Price Range (US $)	Number of Options	Weighted average remaining exercise period – in years
1.99	93,027	3.18
2.26 to 3.20	259,265	3.82
3.86 to 4.45	97,728	8.05
4.59 to 4.85	198,832	5.36
4.90 to 5.45	261,600	6.97

	910,452

Deferred Share Units

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant Deferred Share Units (“DSU”) to obtain Subordinated Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable written agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

On November 1, 2018, concurrent with the closing of the Transaction, 25,928 fully vested DSU in aggregate, were granted to eight non-management directors subject to terms set out in the grant letters at a fair value of $4.50 per DSU for an aggregate fair value of $116,667. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

Share-Based Compensation

The number of Alithya stock options granted to employees during the period, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

	Period ended
(in $ thousands)	December 31, 2018	December 31, 2017
Compensation Expense Related to the Options Granted	$59	$215
Number of Stock Options Granted	660,000	314,000
Weighted Average Fair Value of Options Granted	1.54	1.50
Aggregate Fair Value of Options Granted	1,018	470
Weighted Average Assumptions
Share Price	$4.50	$3.80
Exercise Price	$4.50	$3.80
Risk-Free Interest Rate	2.42%	1.07%
Expected Volatility[1]	30%	35%
Dividend Yield	—	—
Expected Option Life (Years)	6.10	7.50
Vesting Conditions – Time (Years)	3.25	3.00

[1]	Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

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Critical Accounting Estimates

The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income, and expenses in the financial statements. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are the same as those applied in the last annual audited consolidated financial statements. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya’s significant accounting policies are fully described in Note 2 of Alithya’s last annual audited consolidated financial statements. Management believes the critical accounting policies described below reflect the more significant estimates and assumptions used in the preparation of Alithya’s consolidated financial statements.

Revenue Recognition, Unbilled Revenue and Deferred Revenue

Alithya generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

To determine whether to recognize revenue, Alithya follows a 5-step process:

•	Identifying the contract with a customer

•	Identifying the performance obligations

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) Alithya satisfies performance obligations by transferring the promised goods or services to its customers.

Alithya recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if Alithya satisfies a performance obligation before it receives the consideration, Alithya recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of Alithya’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that Alithya objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

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Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized over time, as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. Alithya primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using a hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by Alithya is delivered electronically. For software that is delivered electronically, Alithya considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Alithya created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not Alithya.

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Alithya enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. Alithya has determined standalone selling price for each of the performance obligations in connection with our evaluation of arrangements with multiple performance obligations. Alithya has established standalone selling price for consulting services based on a stated and consistent rate per hour range in standalone transactions. Alithya has established standalone selling price for software through consistent stated rates for software components. The Company has established standalone selling price for maintenance based on observable prices for standalone renewals.

Business Combinations

Alithya accounts for its business combinations using the acquisition method. Under this method the consideration transferred is calculated as the sum of the acquisition date fair value of the assets transferred, liabilities incurred, and the equity interests issued by Alithya. Acquisition-related and integration costs associated with the business combination are expensed as incurred. Alithya recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with Alithya’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.

Government Assistance – Tax credits

Alithya is eligible for tax credits in certain jurisdictions. These tax credits are accounted for as government assistance, following the income approach. Under this method, tax credits are recorded when there is reasonable assurance that the government assistance will be received and that Alithya will comply with all relevant conditions. Tax credits related to operating expenditures are then recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset.

The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the tax authorities.

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The ultimate tax treatment is only determinable once a notice of assessment is issued by the relevant taxation authority and payment has been received. Any differences arising between the final resolution and the original assumptions made may result in adjustments to the tax credits receivable and income tax expense in subsequent periods.

Alithya recognized amounts of $0.9 million and $2.5 million as reductions of cost of sales for the three and nine month periods ended December 31, 2018, respectively, in connection with the tax credits, compared to $0.9 million and $2.8 million for the three and nine month periods ended December 31, 2017, respectively.

Intangibles

Intangibles consist mainly of customer relationships, internally generated software and software licenses. Internally generated software and software licenses (“Software”) are recorded at cost. In addition, internally generated software is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when Alithya demonstrates its ability and intention to use it. Amortization of internally generated software commences once the solution is available for use. Customer relationships, internally generated software, and software licenses acquired through business combinations are initially recorded at their fair value. Alithya amortizes its intangibles using the straight-line method over their estimated useful lives. The residual value, amortization method, and useful life of each asset are reviewed at least once a year, at the reporting date.

Net intangible assets amounted to $51.1 million at December 31, 2018 and $15.1 million at March 31, 2018.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Alithya’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.

Goodwill amounted to $83.2 million at December 31, 2018 and $31.7 million at March 31, 2018.

Impairment of Intangible Assets and Goodwill

Timing of impairment testing

The carrying amounts of Alithya’s property and equipment and intangibles with finite useful lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, Alithya assesses whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangibles that have indefinite useful lives, or that are not yet available for use, are tested for impairment annually, or more frequently, should events or changes in circumstances indicate that they may be impaired. Normally, the recoverable amount is estimated each year, typically as at March 31.

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Impairment testing

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of operations. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis not beyond the highest of:

•	The fair value less costs of disposal; and

•	Value in use of the individual asset, if determinable.

An impairment loss with respect to goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Alithya performed its annual impairment test at March 31, 2018 using the approach described above and determined that goodwill was not impaired.

Provisions and Contingent Liabilities

Provisions are recognized when Alithya has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Alithya’s provisions consist of liabilities for leases of premises that Alithya has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. Alithya may record restructuring provisions related to business combinations and termination of employment costs incurred as part of its productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, provisions are determined by discounting the best estimate of expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost. Alithya accrues provisions for onerous leases, which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected

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sublease proceeds on the remaining term of the lease. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.

In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

Provisions amounted to $0.2 million at December 31, 2018 and $0.9 million at March 31, 2018. The resolution of the associated liabilities has resulted in the decrease in the provisions.

Income Taxes

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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Deferred tax assets amounted to $2.8 million and deferred tax liabilities amounted to $5.4 million at December 31, 2018, compared to $0.6 million and $2.2 million, respectively, at March 31, 2018.

Translation of Foreign Currencies

Alithya’s consolidated financial statements are presented in Canadian dollars, which is also its functional currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was originally determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses are reflected in the consolidated statement of operations.

Foreign exchange expense was immaterial for the three and nine month periods ended December 31, 2018 and 2017.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the reporting date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

Alithya recognized a cumulative translation adjustment on consolidation of its foreign subsidiaries, net of tax, in other comprehensive income in the amounts of $3.3 million and $3.5 million for the three and nine month periods ended December 31, 2018, respectively, compared to $0.06 million and $0.02 million for the three and nine month periods ended December 31, 2017.

Financial Instruments

Alithya’s financial instruments consist of cash, restricted cash, accounts receivable and other receivables, line of credit, trade accounts payable and accrued liabilities, and long-term debt. Financial instruments recorded at fair value on the consolidated statement of financial position are measured in accordance with IFRS 13—Fair Value Measurement. Financial instruments are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Alithya uses the levels of the fair value hierarchy described below in determining the fair value of financial instruments:

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•	Level 1—Valuation based on quoted prices observed in active markets for identical assets or liabilities.

•

Level 2—Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3—Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

New Standards and Interpretations Adopted

The following standards have been adopted as of the period beginning April 1, 2018:

IFRS 15 – Revenue from Contracts with Customers

Alithya has adopted the guidance effective April 1, 2018 using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and has elected to apply the practical expedient to not apply this guidance to contracts which are completed before the beginning of the earliest period presented or April 1, 2017, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before April 1, 2017).

The adoption of IFRS 15 has mainly affected Alithya’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether Alithya is a principal or an agent in these transactions.

Adoption of the standard resulted in a reduction in revenues of $13.4 million and $38.9 million and a corresponding reduction in cost of revenues for the three and nine month periods ended December 31, 2017, respectively. As such, there was no impact on net loss for the period. Additionally, there was no impact on Alithya’s interim condensed consolidated balance sheet as at March 31, 2018 and the interim condensed consolidated statements of cash flows and comprehensive loss for the three and nine month periods ended December 31, 2017.

IFRS 9 – Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

IFRS 9 simplifies the classification of a financial asset as either at amortized cost or at fair value as opposed to the multiple classifications, which were permitted under IAS 39. IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characters of the financial assets. The standard also adds guidance on the classification and measurement of financial liabilities.

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IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

IFRS 9 contains new requirements on the application of hedge accounting. The new requirements look to align hedge accounting more closely with Alithya’s risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

Alithya has adopted the new standard effective April 1, 2018 with a nominal impact on the Company’s disclosure.

Future Changes in Accounting Policies

The following standard has been issued but is not yet effective:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard eliminates the classification of a lease as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases, with exemptions permitted for short leases and leases of low value assets. The standard supersedes IAS 17 – Leases and other lease related interpretations. The standard will be effective on April 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 – Revenue from Contracts with Customers is also applied.

Alithya is yet to fully assess the impact of this standard and therefore is unable to provide quantified information. However, in order to determine the impact, Alithya is in the process of:

•	Performing a full review of all agreements to assess whether any additional contracts will become lease contracts under IFRS 16’s new definition of a lease;

•

Deciding which transitional provision to adopt; either full retrospective application or partial retrospective application (which means comparatives do not need to be restated). The partial application method also provides optional relief from reassessing whether contracts in place are, or contain, a lease, as well as other reliefs. Deciding which of these practical expedients to adopt is important as they are one-off choices;

•	Assessing current disclosures operating leases as these are likely to form the basis of the amounts to be capitalized as right-of-use assets;

•	Determining which optional accounting simplifications are available and whether to apply them;

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•	Assessing the additional disclosures that will be required.

Risks and Uncertainties

Risks Related to the Market

Economic risks

Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of Alithya’s customers could continue to have a material adverse effect on its revenue and profit margin. Future economic conditions could cause some customers to reduce or defer their expenditures for digital technology consulting services. Alithya has implemented and will continue to implement cost-saving initiatives to manage its expenses as a percentage of revenue.

Risks Related to Our Industry

Competition in the digital technology consulting services market

Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.

Alithya’s target market is rapidly evolving and is subject to continuous technological change. As a result, Alithya’s competitors may be better positioned to address these developments or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.

Some of Alithya’s competitors have longer operating histories and significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented or other proprietary technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. The costs to start a digital technology consulting services firm are relatively low. Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.

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Reliance on highly-trained and experienced personnel

Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. While attracting and retaining experienced employees is critical to Alithya’s business and growth strategy, maintaining its current employee base may be difficult. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.

Failure to enhance existing services and solutions and to develop new services and solutions

The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success will depend on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner or that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, results of operations and financial condition.

Government sponsored programs

Alithya benefits from government sponsored programs designed to support research and development, labour and economic growth in Québec, Canada. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the government sponsored programs could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.

Intellectual property rights

Alithya has registered, and applied for the registration of, U.S. and international patents, trademarks, service marks, domain names and copyrights. Alithya also owns or is licensed under a number of patents, trademarks, copyrights, and licenses, which vary in duration, relating to its products and services. Existing trade secret and copyright laws afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s products, solutions or technologies. Others may independently develop and obtain

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patents or copyrights for technologies that are similar or superior to Alithya’s technologies. If that happens, Alithya may need to license these technologies and it may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any future intellectual property litigation, it may be forced to do one or more of the following:

•	cease selling or using technology of services that incorporate the challenged intellectual property;

•	obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology;

•	configure services to avoid infringement; and

•	refund license fees or other payments that it has previously received.

Generally, Alithya develops software applications for specific customer engagements. Issues relating to ownership of and rights to use software applications and frameworks can be complicated. Also, Alithya may have to pay economic damages in these disputes, which could adversely affect its results of operations and financial condition.

Infringing on the intellectual property rights of others

When developing products and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use, patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing products and providing services for such customers. However, such efforts may not be sufficient to prevent infringement and, as a result, third parties or even Alithya’s customers may assert claims against Alithya. In addition, Alithya may offer indemnities against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers. In some instances, the amount of these indemnity claims may exceed the revenue Alithya generates under the contracts or the coverage provided by Alithya’s insurance.

Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenue or incur additional expenses to modify its solutions and services for future projects.

Regulatory risks

Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy and labour relations. Complying with these diverse requirements is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements or restrictions on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non-compliance and harm its reputation.

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Risks Related to Our Business

Material changes with its major customers

Alithya’s business could be adversely affected by material changes to its strategic relationships with its major customers. The business generated from three customers represented more than 53% of Alithya’s revenue for the fiscal year ended March 31, 2017 and the business generated from two customers represented more than 43% of Alithya’s revenue for the fiscal year ended March 31, 2018. The business generated from two customers represented more than 32% of Alithya’s revenue for the nine month period ended December 31, 2017 and the business generated from two customers represented more than 28% of Alithya’s revenue for the nine month period ended December 31, 2018. A failure to renew these contractual relationships, or a material modification or change in a customer’s approach or its contract terms, for any reason, could have a material adverse impact on Alithya’s results of operations.

Customer concentration

Alithya derives a significant portion of its revenue from its major customers and expects this to continue for the foreseeable future. See “Material changes with its major customers” above. The increased breadth of Alithya’s service and solution offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, results of operations and financial condition.

Fluctuation of business and financial results

Alithya’s ability to maintain and increase its revenue is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include:

•	its ability to introduce and deliver new services and business solutions;

•	its potential exposure to a lengthened sales cycle;

•	the cyclicality of the purchases of its technology services; and

•	the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya).

These, and other factors, make it difficult to predict financial results for any given period.

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Early termination risk

If Alithya fails to deliver its services according to contractual agreements or other circumstances beyond Alithya’s or its customer’s control arise, some of its customers could elect to terminate contracts before their agreed expiry date, which would result in a reduction Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond its control or beyond the control of Alithya’s customer prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.

Costs of services

In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms agreed upon with Alithya’s customer, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgement regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.

Teaming agreements and subcontracts

Alithya derives revenue from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and it expects to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the client in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and operating results could be materially adversely affected.

Partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware vendors, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If Alithya’s partners fail to deliver, Alithya’s ability to complete the contract may

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be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or products become obsolete, defective or incompatible with future versions of Alithya’s products or with Alithya’s services and solutions, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt use of their products or services by Alithya’s customers and Alithya.

Guarantee and indemnification risks

In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and operating results could be materially adversely affected.

Utilization rates

In order to maintain and grow revenue levels, Alithya has to maintain the appropriate availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that it fails to do so, or to the extent that laws and regulations, restrict its ability to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenue and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenue would suffer.

Services for government departments and agencies

Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are:

•	the curtailment of governments’ use of consulting and IT services firms;

•	a significant decline in spending by governments in general, or by specific departments or agencies in particular;

•	the adoption of new legislation and/or actions affecting companies that provide services to governments;

•	delays in the payment of its invoices by government; and

•	general economic and political conditions.

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These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm Alithya’s continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Tax obligations

In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize. Such determinations may become final and binding on Alithya.

Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.

Legal claims

During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.

IT systems and infrastructure

To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide active voice and data communications 24 hours per day between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, results of operations and financial condition.

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Security and cybersecurity risks

In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales and financial position or increase its costs and expenses. These security risks to Alithya include potential attacks not only on its own products, services and systems, but also those of its customers, contractors, business partners, vendors and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Alithya’s security management framework provides a foundation for a risk based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third-party vendors carefully, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver products and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. Occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.

Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations

Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, suppliers and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or publication of Alithya’s or its customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could result in a claim for substantial damages against Alithya and significant reputational harm, regardless of Alithya’s responsibility for the failure.

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In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or are required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to U.S. or Canadian federal and state or provincial laws governing the protection of personal financial and health and the European Union’s General Data Protection Regulation. If unauthorized access to or disclosure of such data in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties in connection with any violation of applicable data protection laws, as well as lawsuits brought by its customers, its customers’ customers, their customers or others for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it not offer certain types of services.

Reputational risks

Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenue and net earnings.

Operational, financial and other internal controls and systems

Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to:

•	recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires;

•	maintaining high levels of customer satisfaction;

•	developing and improving its internal administrative infrastructure, particularly its financial, operational, communications and other internal systems;

•	preserving its culture, values and entrepreneurial environment; and

•	effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.

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In addition, the increasing size and scope of Alithya’s operations increase the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its people and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of its financial reporting could be impaired.

Integration of Edgewater’s business and the related costs

Strategic transactions such as Alithya’s combination with Edgewater create numerous uncertainties and risks and require significant efforts and expenditures. This combination entails many changes, including the continued integration of Edgewater and its personnel with those of Alithya, and changes in systems. These integration activities are complex, and Alithya may encounter unexpected difficulties or incur unexpected costs, including:

•	the diversion of Alithya management’s attention to integration of operations and the establishment of corporate and administrative infrastructures;

•	difficulties in achieving anticipated business opportunities and growth prospects from combining the business of Edgewater with that of Alithya;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees and corporate cultures;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

If any of these factors impairs Alithya’s ability to integrate the operations of Edgewater with those of Alithya successfully or on a timely basis, Alithya may not be able to realize the anticipated synergies, business opportunities and growth prospects from combining the businesses.

In addition, Alithya has incurred, and is expected to continue to incur, significant additional costs in connection with the integration of Alithya USA (formerly Edgewater Technology, Inc.). These costs may include, among others, costs for employee redeployment, relocation or severance and integration of information systems and certain of these costs cannot be estimated accurately at this time. Although Alithya expects that the elimination of duplicative costs, as well as the realization of other synergies related to the integration of the businesses with those of Edgewater’s, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. Alithya may be required to spend additional time or money on integration that otherwise would be spent on the development and expansion of its business.

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The market price of Alithya Subordinate Voting Shares may decline if, among other things, the integration of Alithya and Edgewater is unsuccessful, takes longer than expected or fails to achieve financial benefits to the extent anticipated by financial analysts or investors, or the effect of the business combination on the financial results of Alithya is otherwise not consistent with the expectations of financial analysts or investors.

Commitment of substantial resources for growth

Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as:

•	the results of Alithya’s operations and the rate of its revenue growth;

•	development of new service offerings;

•	successful integration of Edgewater and its personnel with Alithya and its personnel;

•	hiring and retaining key personnel;

•	maintaining customer relationships; and

•	identification of suitable future acquisition opportunities.

Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.

Implementation of the strategy of growing through acquisitions

Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.

The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives.

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Dependence on certain key personnel

Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.

History of losses

Alithya, prior to its acquisition of Edgewater, generated a net loss of $2.9 million and $7.2 million for the fiscal years ended March 31, 2017 and 2018, respectively, and Edgewater generated a net loss of US $2.8 million and US $29.1 million for the fiscal years ended December 31, 2016 and December 31, 2017, respectively. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may be more costly than it expects and it may not be able to increase its revenue enough to offset higher operating expenses. Alithya may incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complication and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and, positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.

Goodwill

In connection with the accounting for the Transaction, Alithya has recorded a goodwill and other intangible assets. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.

Risks Related to Alithya Subordinate Voting Shares

Limited voting rights

Alithya Multiple Voting Shares are similar to Alithya Subordinate Voting Shares except that each Alithya Multiple Voting Share has ten times the voting rights of each Alithya Subordinate Voting Share. As a result, holders of Alithya Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval. This concentrated control may reduce other shareholders’ ability to influence corporate matters and, as a result, Alithya may take actions that its other shareholders do not view as beneficial.

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Market price of Alithya Subordinate Voting Shares

Alithya cannot predict the price of Alithya Subordinate Voting Shares. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of Alithya Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the Alithya Subordinate Voting Share price may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.

Raising additional capital

Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may raise additional capital through a combination of public and private equity offerings and debt financings. There can be no assurance that such financing will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.

To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of Alithya shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.

Active market

If an active market for Alithya Subordinate Voting Shares is not sustained, holders of Alithya Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Alithya Subordinate Voting Shares may adversely affect the liquidity of the market for Alithya Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Alithya Subordinate Voting Shares including the extent of analyst coverage of New Alithya, lower trading volume and general market interest in Alithya Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of New Alithya Subordinate Voting Shares from the NASDAQ or the TSX.

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Dividends

Alithya does not expect to pay dividends in the immediate future, and Alithya anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and the Alithya articles of incorporation, be at the sole discretion of the Alithya board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Alithya board of directors deems relevant. Holders of Alithya Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.

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